SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 29 November 2007


                         The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons



This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.



(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.



(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.



(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



All relevant boxes should be completed in block capital letters

1  Name of the Issuer                    2  State whether the notification relates to:

                                            (i)    a transaction notified in accordance with Market Abuse Rules;

   Bank of Ireland                          (ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

                                            (iii) both (i) and (ii).

                                                  Notification relates to (iii) above and to the UK Disclosure Rule
                                            3.1.4 R (1) (a)

3  Name of person discharging managerial 4  State whether notification relates to a person connected with a person
   responsibilities/director                discharging managerial responsibilities/director named in 3 and identify the connected person
   Richard Boucher
                                            N/A

5  Indicate whether the notification is  6  Description of shares (including class) debentures or derivatives or
   in respect of a holding of the person    financial instruments relating to shares
   referred to in 3 or 4 above or in
   respect of a non-beneficial interest     Ordinary Stock

   Executive Director named in 3 above

7  Name of registered shareholder(s)     8  State the nature of the transaction
   and, if more than one, number of
   shares held by each of them              Exercise of options

   Richard Boucher

9  Number of shares, debentures or       10 Percentage of issued class acquired (treasury shares of that class
   financial instruments relating to        should not be taken into account when calculating  percentage)
   shares acquired
                                            0.002%
   20,000 units

11 Number of shares, debentures or       12 Percentage of issued class disposed (treasury shares of that class
   financial instruments relating to        should not be taken into account when calculating  percentage)
   shares disposed
                                            N/A
   N/A


13 Price per share or value of           14 Date and place of transaction
   transaction
                                            29 November 2007, Dublin
   EUR10.54

15 Total holding following notification  16 Date issuer informed of transaction and total percentage holding
   following notification (any treasury
   shares should not be taken into
   account when calculating percentage)     29  November 2007

   30,254   0.0031%



If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17                            Date of grant                         18  Period during which or date on which it can
                                                                        be exercised

19                            Total amount paid (if any) for grant  20  Description of shares or debentures involved
                              of the option                             (class and number)


21                            Exercise price (if fixed at time of   22  Total number of shares or debentures over
                              grant) or indication that the price       which options are held following
                              is to be fixed at the time of             notification
                              exercise


23                            Any additional information            24  Name of contact and telephone number for
                                                                        queries

                                                                        Audrey Casey, Group Secretary's Office
                                                                        + 353 1 604 3403




Name and signature of duly designated officer of issuer responsible for making notification

John B. Clifford, Group Secretary

Date of notification   29 November 2007





This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 November 2007